August 8, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Avantair, Inc.

Registration Statement on Form S-1

Filed July 6, 2007

File No. 333-142312

Ladies and Gentlemen:

On behalf of Avantair, Inc. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 filed on July 6, 2007 (the “Registration Statement”). Marked copies of this filing are being sent via overnight mail to H. Yuna Peng and Max Webb.

This letter is being filed in response to the Securities and Exchange Commission’s (“SEC’s”) comments dated July 18, 2007.

In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of Amendment No. 2.

General

1.	We reissue our prior comment 1, in part. Please provide the disclosure required by Item 701 of Regulation S-K.

Response: Pursuant to the SEC’s comment, we have added disclosure on page II-2 of the Registration Statement.

2.	We note that you have obtained the consent of AvData. Please file the consent as a material exhibit. See Rule 436 of Regulation C.

Response: Pursuant to the SEC’s comment, we have filed the consent as Exhibit 23.2.

Summary

3.	We note from your response to our prior comment 9 that the factors that materially impact the comparability of the information provided in the section entitled “Summary

Avantair, Inc.

Consolidated Financial Data” are set forth in MD&A and you have included a cross reference to MD&A in your header on page 4. However, we believe that the cross reference to MD&A is too general and does not direct the reader to specific events that may have affected the comparability of the information in the Summary Consolidated Financial Data section. As previously requested, please revise to either disclose or cross-reference to a specific discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Response: Pursuant to our conversation with the SEC, we have deleted the cross-reference and added a footnote on the bottom of the Summary Consolidated Financial Data section to disclose the Company’s recent corporate developments.

Risk Factors

Material weaknesses in internal controls over financial reporting...page 7

4.	We note from your response to our prior comment 14 that you have listed the material weaknesses that were identified in the audit of the fiscal years June 2004, 2005 and 2006 and the actions you have taken to remediate these weaknesses. However, we do not believe that your response adequately addresses our previous comment. As previously requested, please revise your disclosure in the Risk Factors section and MD&A to indicate the nature of each of these material weaknesses and explain how you plan to remediate the weaknesses and become compliant with Section 404 of the Sarbanes-Oxley Act. As part of your revised disclosure, please clearly indicate the timing of each of the remediation activities. Also, in light of the material weaknesses, please tell us how you have determined that the audited financial statements for the year ended June 30, 2006 and the unaudited financial statements for the interim period ending March 31, 2007 have been appropriately presented.

Response: Pursuant to the SEC’s comment, we have added the necessary disclosure on pages 7 and 19 of the Registration Statement. In addition, the Company has determined that the audited financial statements for the year ended June 30, 2006 and the unaudited financial statements for the interim period ending March 31, 2007 have been appropriately presented based on the following:

•

The accounting personnel hired in fiscal 2007 have performed an extensive review of the financial statements for the years ended June 30, 2006, 2005 and 2004 as well as each of the interim reporting periods through June 30, 2006. The review included but was not limited to an internal examination of the details, all of the material accounts included in the financial statements. It should be noted that the Company’s revenues, costs of sales, and maintenance costs are largely contractual with mitigates any risk of material misstatement. Since the number of aircraft purchases and subsequent sales of shares and maintenance agreements were not voluminous, it was feasible for the Company to perform this review. The details of the material balances have been examined by the Company and found to be correct.

Avantair, Inc.

•	The Company recorded all audit adjustments proposed by our auditors J.H. Cohn LLP for the years ended June 30, 2006, 2005 and 2004 as well as each of the interim periods through June 30, 2006.

Management’s Discussion and Analysis

General

5.	Please update the discussion, where appropriate. For instance, we note the disclosure that “Avantair expects to have approximately 40 aircraft in its fleet by June 30, 2007.”

Response: Pursuant to the SEC’s comment, we have revised the disclosure on pages 1, 17 and 30.

Aircraft Maintenance, page 35

6.	We note your response to prior comment 20. We reissue the comment. Please disclose in the prospectus an estimate of the number of aircraft that may be due for D check/inspection in the next 12 months. Please also discuss whether there will be any significant financial impact as a result of the aircrafts being out of service for 21 days and the costs of the inspection.

Further, please disclose the material terms of the service contract with Jet Support Services, Inc. and file the agreement as an exhibit. The agreement appears to be material.

Response: Pursuant to the SEC’s comment, we have added disclosure on page 36 and of the Registration Statement. In addition, the Company respectfully believes that the service contract with Jet Support Services Inc. (JSSI) is not material and should not be filed as an exhibit. The service contract is an outsourcing arrangement entered into in the ordinary course of business. The contract was originally entered into to increase the Company’s purchasing power for aircraft parts. All major service aspects of the Company, as it relates to the FAA, are supervised by Company personnel. The Company believes that it can easily replace JSSI by purchasing parts in-house or through another third party with no significant financial impact on the business. In addition, the contract is terminable by either party on thirty days notice.

Information Technology, page 36

7.	We note that you have two agreements with application services providers, Salesforce and Corridor. Please discuss the terms of the agreements, including the terms of the agreement and any licensing fees, if material. Further, please file the agreements as exhibits.

Avantair, Inc.

Response: The Company respectfully believes that these contracts are not material to its operations. Corridor provides software to the Company which assists the Company in controlling its inventory. Pursuant to the agreement with Corridor, the Company pays Corridor $3,000 per month. Salesforce provides software to the Company which assists the Company in following up on sales leads. Pursuant to the agreement with Salesforce, the Company pays Salesforce $5,000 per month. Both of these agreements have been entered into in the ordinary course of business and the Company believes that both of these software providers can be easily replaced. Additionally, the applications provided by these software providers are not critical to the Company’s operations.

Summary Compensation Table, page 47

8.	Please clarify the time period for the fiscal year 2006. It appears from your discussion of pension benefits and nonqualified deferred compensation on page 48 that the period is from 1/1/06 to 12/31/06. If that is the case, we reissue prior comment 22. Please revise the summary compensation table to comply with Item 402(c) of Regulation S-K. Please also add the information and the tables required by Item 402, as appropriate. In this regard, we bring your attention to the 150,000 options granted in 2006, 200,000 shares of warrants granted in the employment agreements with your CEO and CFO entered on 9/29/06, and the 474,000 fully vested shares of Class A common stock. Please also see comment 14 of this letter.

Moreover, please also revise the Exchange Act reports accordingly. See Release No. 33-8732A (August 29, 2006).

Response: The time period for the fiscal year 2006 is 7/01/05 through 6/30/06, and we have revised the disclosure accordingly. As a result, the options should not be disclosed in the summary compensation table because they were issued during fiscal year 2007.

Certain Relationships and Related Party Transactions, page 54

9.	We reissue prior comment 25. Please disclose the information required by Item 404(a) of Regulation S-K since the beginning of your last fiscal year. Please revise the discussion to include the name of the related person(s), each related person’s interest and the approximate dollar value of the amount of the related person’s interest in the transactions. In addition, it does not appear that all related transactions since the beginning of the last fiscal year are disclosed. For example, we bring your attention to certain related transactions in Note 5 on page F-11, Note 8 on page F-25, and Note 11 on page F-28, as well as the grant of 214,000 shares of restricted stock and the 30,000 options.

We also note that you have entered into a tolling agreement with CNM, please explain why you believe Item 404 information need not be disclosed for the debt agreement and/or the tolling agreement with CNM.

Response: Pursuant to the SEC’s comment, we have revised the disclosure and added additional disclosure on page 54 relating to the related party transactions. In addition, the

Avantair, Inc.

Company has not disclosed the debt agreement or the tolling agreement with CNM, Inc. in the related party section because CNM, Inc. is owned by Chuck Mathewson, who has not been a director or shareholder of Avantair since 2005. As a result, CNM, Inc. is no longer a related party, and we respectfully believe that no further disclosure is necessary in the related party section.

Interim Financial Statements for the Nine Months Ended March 31, 2007

Condensed Consolidated Statements of Stockholders’ Deficit, page F-5

10.	We note from your statements of stockholders’ deficit that in the nine months ended March 31, 2007 you issued stock options to non-employee directors and recorded paid in capital and compensation expense of $10,807. Please revise your notes to the interim financial statements to disclose the nature of this transaction and how you determined the amount of compensation expense to be recorded. If this amount relates to the 150,000 stock options issued in the three months ended March 31, 2007, as disclosed in Note 5, please tell us and revise your notes to the financial statements to clearly explain this transaction.

Response: We note the SEC’s comment and confirm that the amount recorded in paid in capital and the compensation expense of $10,807 relates to the issuance of stock options to non-employee directors as disclosed in Note 5. Upon adoption of its 2006 Long Term Incentive Plan the company granted 150,000 stock options to certain non-employee members of the board of directors. No other grants of options have been made. We would like to point to the explanation in Note 5 for the methodology used in calculating the amount of compensation expense.

The Company has revised the second paragraph of Note 5 to the interim condensed consolidated financial statements to disclose the nature of the transaction and related accounting.

11.	Please revise the notes to the company’s interim financial statements to disclose the nature and terms of all of the equity transactions that have been reflected in the company’s consolidated statement of stockholders’ deficit for the nine months ended March 31, 2007. Please ensure that your revised disclosure is presented in a level of detail consistent with that provided in Note 11 to your audited financial statements.

Response: Pursuant to the SEC’s comment, we have revised note 6 to include all of the equity transaction reflected in the condensed consolidated statement of Stockholders’ Deficit for the nine months ended March 31, 2007.

Condensed Consolidated Statements of Cash Flows, page F-6

12.	We note from your statements of cash flows that in the nine months ended March 31, 2007 you had a significant amount of borrowings under long-term notes payable and line of credit. Please revise the notes to your interim financial statements to disclose the nature and terms of this additional debt. Also, please disclose the nature and terms of the conversions of short-term borrowings to long-term notes payable.

Avantair, Inc.

Response: Pursuant to the SEC’s comment, we have revised Note 7 of the interim condensed consolidated financial statements to disclose the nature and terms of the conversion of short term borrowing to long term notes payable, as well as, the related accounting for such conversion.

Notes to the Financial Statements

General

13.	We note that several disclosures which were included in the notes to the interim financial statements as of December 31, 2006 as included in your initial Form S-1, are not included in the notes to the financial statements as of March 31, 2007 as included in Amendment #1 to Form S-1. Please revise to ensure that all significant transactions and disclosures that relate to the nine months ended March 31, 2007 are included in the notes to the interim financial statements as of March 31, 2007. For example, many of the related party transactions which were disclosed in the initial Form S-1 have not been disclosed in Amendment #1. Also, Note 7 Bridge Loans and Sales of Stock is not included in Amendment #1.

Response: Pursuant to the SEC’s comment, we have revised the notes 3, 5, 6 and 7 to the interim condensed consolidated financial statements to include all of the disclosures made in previous filings including the original filing on S-1.

14.	We note from your response to our prior comment 26 that the sale of common stock to unrelated parties was determined by arm’s length negotiations and management acquired shares for the same consideration which resulted in no compensation expense. In light of your disclosure on page 14 that indicates the trading price of common stock during the second quarter of 2006 ranged from $5.30 to $5.45 per share, please tell us why you sold shares of common stock at below market price and why you believe that $2.78 per share represents the fair value of the common stock at the date of issuance. Also, if the shares sold to management were below the market value of the common stock at the date of issuance, we believe that compensation expense should be recorded for the difference between the market value of the common stock and the share price of $2.78 per share. Please advise or revise accordingly.

Response: As discussed with the SEC, the Company believes that the fair value of the Company’s common stock at the time of the private placement on October 2, 2006 was $2.78 per share and as a result revision to the financial statements is not necessary.

On October 2, 2006, the Company sold 2,697,842 shares of its common stock to third party investors at $2.78 per share for total proceeds of $7,500,000 (the “Private Placement”). At the same time the Company also sold 539,568 to existing stockholders, including certain members of management, at the same $2.78 per share as indicted in the Private Placement. As noted previously, the $2.78 price per share was determined based on arm’s length negotiations with independent third party investors and considering the advice of an independent third party advisor.

Avantair, Inc.

Additionally, on October 2, 2006, the Company signed a definitive stock purchase agreement the (“Purchase Agreement”) with Ardent Acquisition Corporation, a publicly traded structured blank check company (“Ardent”). The Purchase Agreement, as amended, provided for Ardent to issue 6,684,822, shares of common stock to the stockholders of the Company in exchange for all of the issued and outstanding shares of the Company. Among the requirements of the Purchase Agreement were the consummation of the Private Placement and the sale of shares to existing stockholders and members of management described above. The transaction with Ardent was not consummated until February 2007, upon approval by Ardent’s public stockholders.

The price per share referred to on page 14 of the prior draft of the S-1/A and noted by the SEC was the publicly quoted market price of Ardent’s common stock in October 2006 and not the fair market value of Avantair’s common stock. Management believes the price per share of $2.78 in Avantair’s Private Placement was the fair value of the Company’s common stock given that the transaction was with independent third party investors, such investors were informed, based on public information, of the Company’s potential transaction with Ardent and considering that although the Purchase Agreement with Ardent was imminent, there was no certainty that the Ardent public shareholders would approve a transaction with Avantair, as required by Ardent’s corporate governance rules. Accordingly, management does not believe the 539,568 shares sold to existing stockholders and members of management at a price of $2.78 per share were sold at a price below fair value.

15.	We note from your disclosure in MD&A on page 26 that the balance outstanding under the debt facility with CNM, Inc. was paid down to $10 million during the quarter ended March 31, 2007 and this balance has been converted to a promissory note payable over 36 months with interest at 10% per year. Please revise the notes to your interim financial statements to disclose this transaction and the initial terms of the debt facility with CNM, Inc., and to explain how you accounted for the conversion of the debt to a note payable.

Response: Please see previous response to SEC comment #12.

16.	We note from your disclosures on page 47 and 49, that subsequent to March 31, 2007, you granted 214,000 shares of restricted stock to your executive officers and employees and you granted 30,000 options to purchase shares of common stock to certain officers and employees. Please revise the notes to your interim financial statements to disclose these transactions as subsequent events, including how you accounted for the shares and options issued and any related expense recognized.

Response: Pursuant to the SEC’s comment, we have revised note 9 to the interim condensed consolidated financial statements regarding the grant of restricted shares and revised note 5 to reflect the five grants of 30,000 options (150,000 in total) to directors in March 2007.

Avantair, Inc.

Note 1. Operations and Accounting Policies

Operations, page F-7

17.	We note your disclosure that on October 2, 2006 you signed a definitive stock purchase agreement with Avantair Inc. which provided for Avantair to issue 6,684,822 shares of common stock to the stockholders of Old Avantair in exchange for all of the issued and outstanding shares of Old Avantair. Please revise the notes to the interim financial statements to disclose in detail the date this transaction was finalized, the terms of the acquisition, and how you accounted for the reverse acquisition transaction in your financial statements.

Response: We have revised the notes 1 and 6 to the interim condensed consolidated financial statements to include a complete description of the transaction and the related accounting .

18.	We note the disclosure provided in Note 1 in response to our prior comment number 31 and your response to our prior comment 31, in which you explained your planned accounting treatment for the shares to be issued to the stockholders of Old Advantair in the event that certain EBITDA targets and trading prices are achieved. However, we continue to believe that your planned accounting treatment for the potential issuances of these shares is not appropriate. Since the acquisition of Avantair was appropriately accounted for by the company as a recapitalization transaction, and is not a business combination that would be accounted for pursuant to SFAS No.141, we believe that any shares issued as a result of achieving the earnings targets or market conditions outlined in the agreement should be accounted for as an expense at fair value in the company’s financial statements when issued pursuant to SFAS No.123R.

If you do not concur with our conclusions, please provide us with the following additional information:

•

Supplementally provide us with Exhibits 1 through 6 to the purchase agreement dated October 2, 2006 and any subsequent amendments to these exhibits. Also, please file these exhibits via EDGAR pursuant to Regulation S-T.

•

Explain how the various parties to the agreement were affiliated to Old Avantair and “New Avantair” both before and after the acquisition transaction. Specifically address any employee/management/director or similar roles of these parties both before and after the transaction.

•	Explain the business purpose for including the provisions for additional consideration upon attainment of earnings/market conditions in the stock purchase agreement.

•	Explain why you believe your planned accounting treatment is appropriate including the relevant GAAP accounting literature that supports your planned treatment.

We may have further comment upon receipt of your response.

Response: The Company agrees with the accounting treatment suggested by the commission and will account for any shares issued as a result of achieving the earnings

Avantair, Inc.

targets or market conditions outlined in the agreement by expensing them at fair value. In addition, the Company has reflected such policy in Note 1 to the interim condensed consolidated financial statements.

Loss Per Share, page F-9

19.	We note from your disclosure that the total number of potentially dilutive securities excluded from the calculation of diluted loss per share for the nine months ended March 31, 2007 was 12,646,744. Please revise your notes to the interim financial statements to include: the amount of warrants outstanding; the title and aggregate amount of securities called for by warrants outstanding; the period during which warrants are exercisable; and the exercise price of the warrants outstanding for each period presented. Additionally, please revise to include a table which details the activity of the warrants (exercised, expired, issued) during the nine month period for which an income statement is presented. Also, please ensure that the notes to your financial statements explain how all warrants granted during the periods presented were valued and accounted for in your financial statements.

Response: Pursuant to the SEC’s comment, note 8 to the interim condensed consolidated financial statements has been added to include all disclosures required by comment #19.

Note 6. Capital Stock

20.	We note the disclosure in Note 6 indicating that subsequent to the closing of the acquisition on February 22, 2007, the company issued 200,545 shares having a fair value of $1,070,910 to Early Bird Capital as a consulting fee. Please explain how you determined the fair value of the shares issued for consulting services and explain how you accounted for the issuance of these shares in Note 6. Please note that because the acquisition of Avantair by Ardent was appropriately accounted for as a recapitalization, and is not a business combination to be accounted for pursuant to SFAS No.141, we believe that any shares issued in consideration for services performed in connection with the transaction should be reflected as an expense in the company’s financial statements.

Response: As discussed with the SEC, the shares issued to Ardent Acquisition Corp. (“Ardent”) were a payment for an obligation of Ardent which was incurred prior to the merger with the Company.

Accordingly, while the Company issued the shares subsequent to the closing of the transaction with Ardent the expense and the related obligation were assumed by the Company as part of the reverse merger which was treated as a recapitalization. Early Bird Capital was engaged by Ardent to assist Ardent’s management with negotiating and structuring the transaction with Avantair and to assist with securing Ardent public shareholder votes to approve to the transaction. As a result of the approval of the transaction by Ardent public stockholders and the closing of the transaction, Ardent became obligated to Early Bird Capital for the 200,545 shares immediately prior to the consummation of the transaction. Accordingly, management believes the expense was that of Ardent.

Avantair, Inc.

The value of the 200,545 shares issued to Early Bird Capital in connection with the transaction was determined by multiplying the total shares issued to Early Bird Capital by the fair market value of the publicly traded Ardent shares at the date the services were completed, $5.34. As a result of the Company’s position described above, the issuance of the shares was accounted for by crediting common stock and additional paid in capital and debiting accrued expenses as management believes the obligation to Early Bird Capital was that of Ardent prior to the transaction.

Audited Financial Statements for the year ended June 30, 2006

Balance Sheet, page F-14

21.	We note from your response to our prior comment 35 that you do not believe deferred revenue and deferred costs should be allocated to current liabilities. However, we continue to believe that any amounts of deferred revenue that will be recognizable within one year should be classified as a current liability. Please note that paragraph 7 of Chapter 3A of ARB 43 states that current liabilities include “collections received in advance of the delivery of goods or performance of services.” Please revise your balance sheets accordingly.

Response: The Company has revised its consolidated balance sheets as of June 30, 2005 and 2006 and its condensed consolidated balance sheets as of March 31, 2007 and 2006 to reflect the SEC’s position noted in comment #21.

Note 2. Acquisition

22.	We note from your response to our prior comment 40 that the purchase price was determined by valuing the assets acquired and liabilities assumed. However, we do not think your response and revised disclosure adequately address how shares issued in the transaction were valued. Please revise Note 2 to disclose the value assigned to the shares issued and the basis for determining the valuation of the Class A and Class B common shares (i.e., explain how you determine the number of shares to issue for the value of the net assets received). Also, please revise your notes to the financial statements to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to the guidance outlined in paragraph 51b of SFAS No.141.

Response: The Company’s shares issued in the Skyline Aviation, Inc. (Skyline) transaction in 2003 were valued at par value of $10.00 per share. As previously discussed with the SEC, Avantair acquired the net assets and assumed the liabilities of Skyline. The conclusion to value the shares issued at $10.00 per share was based on the following:

• At the date of acquisition, Skyline had a significant working capital deficit and negative shareholders equity.

Avantair, Inc.

• The equity of Skyline had virtually had no value at the date of acquisition considering its working capital deficit and [Skyline was in bankruptcy].

• Avantair had just recently been formed and capitalized with a small amount of capital

• A shareholder of Avantair secured a $20,000,000 line of credit to fund future operating losses of Avantair and enable it to meet all its obligations.

• The equity of Avantair virtually had no value at the date of acquisition and for some time after the acquisition.

• On the acquisition date, Avantair issued its Class B stock at par to the passive investors in Skyline and Class A shares to the remaining shareholders and recorded these stock issuances at par value.

Based on the foregoing factors, management believed the fair value of the equity issued to Skyline was approximately, $10.00 per share.

Pursuant to the SEC’s comment, we have revised the note 2 to the consolidated financial statements as of June 30, 2006 to include disclosure of management’s rationale for the acquisition and the factors that contributed to the purchase price paid described above.

Note 3. Summary of Significant Accounting Policies

Goodwill, page F-22

23.	We note from your response to our prior comment 39 that your goodwill impairment test compared the fair value of the reporting unit with its carrying amount, including goodwill, and you prepared cash flow projections which support the carrying value of the other non-current assets. However, we do not believe that your response adequately addresses our prior comment. As previously requested, please tell us, and revise the notes to the financial statements and MD&A to explain in detail, the method and significant assumptions used by the company in its impairment analysis of its goodwill and other long-lived assets for the most recent period presented. These assumptions should include those used in determining the fair value of the reporting unit and the cash flow projections used in the impairment analysis and should be described in detail. Your response and your revised disclosure should also explain your basis for any projected improvements in future operating results that were provided for in your impairment analysis. We may have further comment upon receipt of your response.

Response: As previously discussed, the Company performed its goodwill impairment analysis in accordance with SFAS 142 Goodwill and Other Intangible Assets. The Company’s goodwill impairment test, used to identify potential impairment, compared the fair value of reporting unit (the Company) with its carrying amount, including goodwill (the Company’s book value). In accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, the Company reviews long-lived

Avantair, Inc.

assets to be held-and-used for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

In preparing its impairment analysis for the year ended June 30, 2006 the Company derives fair value based on two approaches:

• Market prices. The Company had entered into negotiations in April 2006 for a transaction with Ardent Acquisition Corporation which placed the fair value of the Company at approximately $59 million(11 million shares x $5.40 per share based on the quoted market price of Ardent’s common stock during April 2006). The $59 million fair value of the Company was in excess of the Company’s book value of approximately $(36) million at June 30, 2006.

• Cash flow projections. Certain key assumptions used in preparing the cash flow projections, included:

• The overall basis for management’s cash flow assumptions and conclusions are based on the fact that the Company’s revenue is contractual and therefore management can predict future management fee revenues with some certainty. The model is based on the premise that for every plane sold the Company will increase management fees by an agreed upon amount per plane. When the Company gets to a certain aircraft fleet size, the management fee income will then exceed all fixed and variable costs.

• The Company expected to receive delivery of 15 planes in the next 12 months and expected to fully sell the fractional shares with respect to those planes prior to or contemporaneous with the receipt of the planes which would produce a cash flow improvement.

As a result of the analyses, no impairment charges were required for goodwill or other long-lived assets during the year ended June 30, 2006.

Other

24.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company represents that it will update its financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

25.	Provide a currently dated consent from the independent public accountant in the amendment.

Avantair, Inc.

Response: Pursuant to the SEC’s comment, a currently dated consent from JH Cohn has been attached in the amendment.

* * * * *

If you have any questions, please contact the undersigned at 212-335-4998.

Sincerely,

/s/ William Haddad
William Haddad

cc: Mr. John Waters

      Avantair, Inc.